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Exhibit 4.54

Execution copy

INDEMNITY AGREEMENT

         concluded between

SBS Broadcasting S.A.

and

MTM-SBS Televízió Rt.

INDEMNITY AGREEMENT

concluded as of March 24, 2003 by and between

  (1)
  SBS Broadcasting S.A., a company limited by shares, organized and existing under the laws of the Grand Duchy of Luxembourg, with its registered seat at Rue Mathias Hardt 8-10, BP 39, 1717, Luxembourg, Luxembourg; and

  (2)
  MTM-SBS Televízió Rt., a company limited by shares, organized and existing under the laws of the Republic of Hungary, with its registered seat at Róna utca 174., 1145 Budapest, Hungary.

RECITALS

        WHEREAS, the Indemnifier is a company operating TV2, an independent private commercial television channel in Hungary under a license awarded by the National Radio and Television Committee;

        WHEREAS, for the purpose of financing the operation of TV2, on March 24, 2003 the Indemnifier intends to enter into a loan agreement with Postabank és Takarékpénztár Rt. under which the Bank agrees to provide the Bank Loan;

        WHEREAS, it is a condition precedent to the Loan Agreement that the Surety undertake a primary surety to secure the payment obligations of the Indemnifier upon the Bank Loan;

        WHEREAS, the Surety is ready to enter into this Agreement under which the Surety undertakes to issue the Primary Surety and the Indemnifier undertakes to pay the fee of the Surety, reimburse the Surety for all amounts paid under the Primary Surety and all costs incurred in connection with the performance and/or enforcement of this Agreement by the Surety.

        The Parties hereby agree as follows:

  1    DEFINITIONS

        "Agreement" means this agreement.

        "Bank Loan" means the loan agreement between the Indemnifier and Postabank under which the Bank agreed to provide a loan to the Indemnifier in the aggregate principal amount of HUF 1,400,000,000.

        "Bank" means Postabank és Takarékpénztár Rt.

        "Business Day" means, as the context may require, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for the transaction of business in Amsterdam, the Netherlands and Budapest, Hungary.

        "Due Date" means the date on which the Surety demands payment pursuant to Section 3 hereto.

        "Primary Surety" means the Primary Surety to be issued by the Surety under this Agreement to secure the outstanding amounts of the Bank Loan.

        "Surety" means SBS Broadcasting S.A.

        "Indemnifier" means MTM-SBS Televízió Rt.

        "Parties" means the Surety and the Indemnifier.

        "Postabank" means Postabank és Takarékpénztár Rt.

  2    PRIMARY SURETY

        The Surety shall be obliged to issue the Primary Surety as soon as reasonably practicable, covering all the obligations of the Indemnifier under the Bank Loan.

  3    FEE, INDEMNITY

        3.1    Fee

        The Indemnifier shall pay an annual fee to the Surety for issuing the Primary Surety. The fee shall be 1,5% per annum of the principal amount of the Bank Loan, and shall be payable quarterly in arrears not later than the last day of each calendar quarter, commencing March 31, 2003.

        3.2    Indemnity

        The Indemnifier unconditionally and irrevocably:

    (a)
    undertakes to reimburse the Surety on demand at the Due Date and in the same currency the amount required to satisfy any amount demanded by the Bank under the Primary Surety together with interest at the rate specified in Section 5 from the date such payment is made by the Surety; and

    (b)
    undertakes to keep the Surety indemnified against all liabilities, losses, damages, demands, expenses or actions which the Surety suffers or incurs or which are made against it under or in connection with the Primary Surety or in connection with the enforcement of this Agreement.

  4    PAYMENTS

        All amounts due to Surety under this Agreement shall be paid without any set-off, condition or counterclaim whatsoever and shall be free and clear of, and without deduction or withholding for or on account of, any taxes, duties, fees or other charges of whatever nature; provided, however, that, in the event that the Indemnifier is prevented by operation of law or otherwise from making such payments free and clear of such deductions or withholdings, the amount due under this Agreement shall be increased to such amount as may be necessary to remit to Surety the full amount it would have received had such payment been made without such deductions or withholdings.

  5    DEFAULT INTEREST

        If the Indemnifier fails to pay any amount payable by it hereunder on the Due Date thereof, the Indemnifier shall on demand by the Surety from time to time pay interest on such overdue amount (including overdue interest due under this Section 5) from the Due Date up to the date of actual payment, as well as after as before judgment, at a rate of 8% per annum

  6    TERMINATION, PARI PASSU

        6.1    Termination

        This Agreement will terminate upon full repayment of the Bank Loan by the Indemnifier, so long as no claims have been presented to the Surety under the Primary Surety.

        6.2    Pari passu.

        The Indemnifier's obligations under this Agreement shall rank pari passu with all its other unsecured liabilities.

  7    ASSIGNMENT AND TRANSFER

        The Indemnifier hereby agrees that the Surety shall have the right to transfer its rights under this Agreement to such third party companies, which are controlled by the Surety. The Surety shall send written notice to the Indemnifier about any transfer within 5 (five) Business Days from the date of the transfer.

  8    NOTICES

        All notices and other communications that are required or permitted to be given under this Agreement shall be in writing and shall be deemed given if delivered personally or by registered mail (return receipt requested) or telecopied and addressed as follows:

if to the Indemnifier, to it at:
MTM-SBS Televízió Rt. Róna utca 174. 1145 Budapest Hungary
Attn:	Mr. Gábor Kereszty, CEO
Tel:	36 1 4676 403
Fax:	36 1 220 59 21
if to the Surety, to it at:
SBS Broadcasting S.A. 8-10 rue Mathias Hardt BP 39, L-1717, Luxembourg Attention: Corporate Secretary Fax: +352 40 78 04
With a Copy to:
SBS Services B.V. Rietlandpark 353 1019 EM Amsterdam The Netherlands
	Attention:	Erik T.Moe Klaus Frederiksen
Fax: +31 20 519 1996

  9    GOVERNING LAW

        This Agreement shall be governed by and construed in accordance with the laws of the Republic of Hungary.

  10    AUTHENTIC VERSIONS

        This Agreement in its present English language version shall constitute the Agreement binding on the Parties.

  11    COUNTERPARTS

        This Agreement shall be executed simultaneously in 4 (four) counterparts, each of which shall be deemed to be an original.

        IN WITNESS THEREOF each of the Parties has caused this Agreement to be executed and delivered on its behalf by its duly authorized representative as of the day first above written.

SIGNED BY:
/s/ DAVID STOGEL SBS Broadcasting S.A.
	name:	David Stogel
	title:	Attorney-in-Fact
/s/ KERESTY GÁBOR MTM-SBS Televízió Rt.
	name:	Keresty Gábor
	title:	Chief Executive Officer

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  Exhibit 4.54